Exhibit 99.1

News Release

October 13, 2020

Turquoise Hill’s Oyu Tolgoi Awarded the Copper Mark for its Responsible Production

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today announced that Oyu Tolgoi LLC (“Oyu Tolgoi”) has been awarded the Copper Mark, the copper industry’s new independently assessed responsible production program.

The Copper Mark is the first and only program for responsible production in the copper industry. Originally developed by the International Copper Association (ICA) with inputs from a broad range of stakeholders including customers, NGOs and producers, the Copper Mark is now an independent entity with a multi-stakeholder council. Oyu Tolgoi Met Over 30 Criteria for Responsible Environmental, Social and Governance (ESG) Operating Practices.

“At Turquoise Hill, we are fully committed to responsible production and transparency at Oyu Tolgoi,” said Ulf Quellmann, Chief Executive Officer of Turquoise Hill Resources. “We congratulate Oyu Tulgoi on this prestigious award, which demonstrates our dedication to protecting the environment and safeguarding the health, safety and welfare of all workers and the local community. We are proud to be part of an operation that is leading the industry in ESG standards and contributing to the sustainable, long-term socio-economic development of Mongolia.”

Since 2010, Oyu Tolgoi has been developing a Health, Safety and Environmental management system in compliance with IOS 14001 Environmental and OHSAS 18001 Occupational Health and Safety management standards. In 2013, Oyu Tolgoi was independently audited and received certification on these standards. As part of this program, Oyu Tolgoi has made a series of commitments about the way it operates, how it contributes to Mongolia’s society and economy, and how it manages environmental impacts, supporting the long-term development of Mongolia and sustainable supply chains.

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity, holds the remaining 34% interest.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in Company’s annual information form for the year ended December 31, 2019 (“AIF”), as supplemented by the “Risks and Uncertainties” section of the Company’s second quarter 2020 management’s discussion and analysis (“MD&A”) dated July 28, 2020.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the Company’s second quarter 2020 MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

2